SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 333-12222

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ ___No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____   .

EXHIBITS

Exhibit

Number

1.1	Announcement dated September 14, 2022 in respect of deregistration of the American Depositary Shares and termination of reporting obligations under the U.S. Securities Exchange Act.
1.2	Press release dated September 14, 2022 in respect of China Mobile seeks to deregister its American Depositary Shares and terminate reporting obligations under the U.S. Securities Exchange Act.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications

Facilities Services Corporation Limited);
•

the expected impact of the implementation in mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	September 14, 2022	By:	/s/ Dong Xin
Name: Dong Xin
Title:Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DEREGISTRATION OF AMERICAN DEPOSITARY SHARES AND TERMINATION OF REPORTING OBLIGATIONS UNDER THE US EXCHANGE ACT

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

Reference is made to the announcement of the Company dated 7 May 2021 in relation to the review decision of the determination by The New York Stock Exchange LLC (the “NYSE”) to delist the American Depositary Shares of the Company (the “ADSs”).

On 7 May 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on 18 May 2021. On 13 September 2021, the Company terminated its ADSs program. In light of the delisting of the ADSs and the termination of the ADSs program, the Company intends to file a Form 15F with the SEC on the date of this announcement to deregister the ADSs and terminate its reporting obligations under the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”). The Company’s reporting obligations under the US Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligations are expected to become effective 90 days after the filing, unless withdrawn by the Company or objected to by the SEC. The Company will continue to comply with its financial reporting and other obligations as a listed issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 14 September 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.

Exhibit 1.2

Press Release

For Immediate Release

China Mobile seeks to deregister its American Depositary Shares and terminate its reporting obligations under the U.S. Securities Exchange Act

(Hong Kong, 14 September 2022) China Mobile Limited (“China Mobile” or “the Company”) (HKEx: 941; SSE: 600941) refers to its announcement dated 7 May 2021 in relation to the review decision of the determination by The New York Stock Exchange LLC (the “NYSE”) to delist the American Depositary Shares of the Company (the “ADSs”). On 7 May 2021, the NYSE filed a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on 18 May 2021. On 13 September 2021, the Company terminated its ADSs program.

China Mobile announced that in light of the delisting of the ADSs and the termination of the ADSs program, the Company intends to file a Form 15F with the SEC on the date of this press release to deregister the ADSs and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

The Company’s reporting obligations under the U.S. Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligations are expected to become effective 90 days after the filing, unless withdrawn by the Company or objected to by the SEC. The Company will continue to comply with its financial reporting and other obligations as a listed issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

-End-

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the

Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the SEC.

Media enquiries:

China Mobile Limited

Investor Relations Department

Mr. Calvin Lam

Tel: 852 31218888

Fax: 852 25119092